CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the inclusion in this Registration Form 1-A (File No. yet to be assigned) of our audit report dated April 18, 2024, with respect to the consolidated balance sheet of Mycotopia Therapies, Inc., which have been restated solely to reflect a name change to Aibotics, Inc. as of December 31, 2023, and the related consolidated statements of operations, mezzanine equity and stockholders’ deficit, and cash flows for the year ended December 31, 2023.  The name change does not affect our opinion on the financial statements originally reported.

Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Spokane, Washington

March 13, 2025